September 16, 2005
Via Facsimile ((202) 772-9203) and EDGAR transmission
Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0303

Re:	Gartner, Inc. Schedule TO-I filed August 22, 2005 Schedule TO-I/A filed September 6, 2005 Schedule TO-I/A filed September 9, 2005 Schedule TO-I/A filed September 16, 2005 File No. 005-44921
Dear Mr. Werbitt:
     On behalf of Gartner, Inc. (the “Company”), we are electronically transmitting a copy of the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to the Company dated September 14, 2005. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. All the responses set forth herein have been reviewed and approved by the Company. We are also concurrently filing an amendment to the Company’s Schedule TO-I that reflects the changes requested by the Staff.
General
1.	It does not appear that your amended Offer to Purchase discloses how your option holders will receive their cash payment. In this regard, we note that your prior filings included disclosure that security holders will receive cash payment for validly tendered options “in [their] next available payroll cycle after the closing of the Repurchase.” Regardless of whether option holders will receive a “Promise of Payment,” please revise to include this discussion.
     In response to the Staff’s comment, the Company has included language indicating that cash payments will be delivered promptly “in your next available payroll cycle” and the documents comprising the offer have been amended accordingly.

8. Conditions of the Repurchase Program, page 23
2.	We reissue prior comment 10 in part. The reference to “reasonably anticipated direction of Gartner’s business” is unclear. Please revise.
     In response to the Staff’s Comment, the reference to “reasonably anticipated direction of Gartner’s business” has been deleted.
3.	We refer you to prior comment 11 and note the revised language on page 25. More specifically, we note that you disclose that your failure to exercise any of the conditions will be deemed a waiver with respect to the “particular facts and circumstances at issue.” You cannot tacitly waive an offer condition by failing to assert it. If you waive an offer condition triggered by a particular event or facts, you must revise the offer materials to disclose the waiver, disseminate notice to target security holders, and extend the offer period if necessary to allow security holders time to receive and consider notice of the change in the offer terms. Please delete or revise the language on page 25.
     In response to the Staff’s Comment, the reference to the ability of the Company to waive an offer condition with respect to particular facts and circumstances has been deleted.
     We very much appreciate the Staff’s review of this filing. The Company anticipates completing the offer to exchange described in the Schedule TO-I on the final day that participants can tender their options, September 20, 2005, and canceling all properly tendered options promptly following the close of the offer. We therefore respectfully request that if the Staff has any additional questions or comments, it direct them to us as quickly as possible. Please direct such questions to either myself or my colleague, Vijaya Gadde. I can be reached at (703) 734-3117 and Vijaya can be reached at (212) 999-5847.

Sincerely,
/s/ Robert D. Sanchez
Robert D. Sanchez
Wilson Sonsini Goodrich & Rosati

cc:	Gartner, Inc.
Lewis W. Schwartz, Esq.
Gary Papilsky, Esq.

Wilson Sonsini Goodrich & Rosati
Larry W. Sonsini
John E. Aguirre
Vijaya Gadde